UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 2)*

FRONTIER COMMUNICATIONS PARENT, INC.
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

35909D109
(CUSIP Number)

Cerberus Capital Management, L.P. 875 Third Avenue, 11th Floor New York, NY 10022 (212) 891-2100 Attn: Alexander D. Benjamin, Senior Managing Director and Chief Legal Officer
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 5, 2024
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☒

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 35909D109

1	NAMES OF REPORTING PERSONS
Cerberus Capital Management, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
18,168,420*

	8	SHARED VOTING POWER
0*

	9	SOLE DISPOSITIVE POWER
18,168,420*

	10	SHARED DISPOSITIVE POWER
0*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
18,168,420*

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
7.3%*

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IA, PN

* The percentage reported is based on 248,998,055 shares of common stock, par value $0.01 per share (the “Common Stock”), of Frontier Communications Parent, Inc. (the “Company”), outstanding as of August 30, 2024, based on information disclosed in Exhibit 2.1 to the Company’s Form 8-K filed with the Securities and Exchange Commission on September 5, 2024.  As of the filing date of this Amendment No. 2 to Schedule 13D (the “Filing Date”), funds managed by Cerberus Capital Management, L.P. and/or its investment management affiliates (the “Reporting Person”) hold in the aggregate 18,168,420 shares of Common Stock. The Reporting Person, through one or more intermediate entities, possesses the sole power to vote and the sole power to direct the disposition of all securities of the Company reported in this Schedule 13D, as amended. Therefore, as of the Filing Date, the Reporting Person may be deemed to beneficially own 18,168,420 shares of the Common Stock, or approximately 7.3% of the shares of Common Stock outstanding.

AMENDMENT NO. 2 TO SCHEDULE 13D

The following constitutes Amendment No. 2 (“Amendment No. 2”) to the Schedule 13D filed with the Securities and Exchange Commission (“SEC”) by Cerberus Capital Management, L.P. on November 6, 2023, as amended by Amendment No. 1 filed on June 11, 2024.  This Amendment No. 2 amends and supplements the Schedule 13D as specifically set forth herein.

All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the Schedule 13D, as amended. Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable.

Item 4. Purpose of Transaction

Item 4 is hereby amended and supplemented by the addition of the following:

On September 4, 2024, Frontier Communications Parent, Inc. (the “Company”), entered into an Agreement and Plan of Merger (including the Exhibit thereto, the “Merger Agreement”) with Verizon Communications Inc. (“Parent”), and France Merger Sub Inc., a wholly owned subsidiary of Parent (“Merger Sub”), pursuant to which, subject to the terms and conditions thereof, Merger Sub will merge with and into the Company, with the Company continuing as the surviving corporation and a wholly owned subsidiary of Parent (the “Merger”), and at the effective time of the Merger (the “Effective Time”), each share of common stock, par value $0.01 per share, of the Company (the “Common Stock”) issued and outstanding immediately prior to the Effective Time (other than certain excluded shares) shall be converted into the right to receive an amount in cash equal to $38.50 per share, without interest (the “Merger Consideration”).

The Reporting Person and/or its affiliates and affiliated personnel may engage in discussions with members of the Company’s Board of Directors (the “Board”) and the Company’s management regarding the terms of the Merger, including regarding the Merger Consideration.  Depending on such discussions and the Reporting Person’s continuing evaluation of the terms of the Merger, the Reporting Person and/or its affiliates and affiliated personnel may make suggestions regarding the terms of the Merger for the Company’s consideration. In addition, the Reporting Person and/or its affiliates and affiliated personnel may engage in discussions with other current or prospective stockholders of the Company and/or other investment and/or financing professionals and/or existing or potential strategic partners for the Company, regarding the terms of the Merger, including regarding the Merger Consideration.

The Reporting Person intends to review its investment in the Company on a continuing basis and may from time to time and at any time in the future depending on various factors, including, without limitation, the outcome of any discussions described above, actions taken by the Board, the Company’s financial position and strategic direction, price levels of the Company’s securities, other investment opportunities available to the Reporting Person, conditions in the securities market and general economic and industry conditions, take such actions with respect to the investment in the Company as it deems appropriate. These actions may include: (i) disposing of additional shares of Common Stock, (ii) acquiring shares of Common Stock and/or other equity, notes, other securities, derivatives or other instruments that are based upon or relate to the value of securities of the Company or hedge exposure to securities the Company, or any debt of the Company or its affiliates, irrespective of whether it is a security (collectively, “Instruments”) in the open market or otherwise; (iii) disposing of any or all of its Instruments in the open market or otherwise, including through short selling; (iv) engaging in further discussions with the Company’s Board and/or management team, engaging in discussions with other current or prospective stockholders of the Company, other investment and/or financing professionals, existing or potential strategic partners for the Company, and other third parties regarding a variety of matters relating to the Company, each of which may include, among other things, discussions regarding the Company’s business, management, capital structure, corporate governance, and potential strategic relationships (v) or proposing or considering one or more of the actions described in subsections (a) through (j) of Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer

Item 5 is amended as follows:

(a) and (b) Items 7 through 11 and 13 of the cover page of this Schedule 13D are incorporated herein by reference. Such information is based on 248,998,055 shares of Common Stock outstanding as of August 30, 2024, based on information disclosed in Exhibit 2.1 to the Company’s Form 8-K filed with the Securities and Exchange Commission on September 5, 2024. The Reporting Person, through one or more intermediate entities, possesses the sole power to vote and the sole power to direct the disposition of all securities of the Company reported in this Schedule 13D, as amended.  Therefore, the Reporting Person may be deemed to beneficially own 18,168,420 shares of the Common Stock, or approximately 7.3% of the shares of Common Stock outstanding.

(c) Except as set forth in Schedule 1 attached hereto, there have been no transactions in shares of Common Stock, or securities convertible into or exchangeable for shares of the Common Stock, during the 60 days prior to the date hereof by the Reporting Person or any person or entity for which the Reporting Person possesses voting or dispositive control.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

September 9, 2024

Cerberus Capital Management, L.P.

By:	/s/ Alexander D. Benjamin
Alexander D. Benjamin, Senior Managing Director and Chief Legal Officer

SCHEDULE 1

TRANSACTIONS

The following table sets forth all transactions effected in the last 60 days by the Reporting Person or any person or entity for which the Reporting Person possesses voting or dispositive control, in respect of the Common Stock, or securities convertible into or exchangeable for shares of the Common Stock, inclusive of any transactions effected through 4:00 p.m., New York City time, on September 9, 2024. All such transactions were purchases or sales of securities effected in the open market, and the table includes commissions paid in per share prices.

NATURE OF TRANSACTION	DATE OF TRANSACTION	AMOUNT OF SECURITIES	PRICE PER SHARE $[1]
Purchase of Common Stock	8/02/2024	20,000	26.668
Purchase of Common Stock	8/05/2024	20,000	24.9348
Sale of Common Stock	9/05/2024	5,674,315	35.124
Sale of Common Stock	9/06/2024	381,824	35.1482

(1) The prices in each of the following rows are weighted average prices. These shares were purchased or sold in multiple transactions. The Reporting Person undertakes to provide the Company or the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares purchased or sold at each separate price.